UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Rosetta Genomics Ltd.

On July 29, 2013, Rosetta Genomics, Ltd. (“Rosetta”) convened its previously announced Annual General Meeting of Shareholders (the “Annual Meeting”). However, the quorum of two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of Rosetta’s issued share capital required to conduct the Annual Meeting was not present. Accordingly, pursuant to Rosetta’s articles of association, the Annual Meeting has been adjourned to August 5, 2013. The adjourned Annual Meeting will be held at Rosetta’s offices at 10 Plaut St., Rehovot, Israel at 16:00 (Israel Time). At the adjourned Annual Meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: July 29, 2013	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer